FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

May 7, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on May 7, 2007.

Item 4.	Summary of Material Change

Tournigan announced a new resource estimate for the Kuriskova (formerly called Jahodna) uranium deposit in Eastern Slovakia. The new inferred resource estimate indicates that the Kuriskova resource has grown to more than 50 million pounds of U3O8, nearly three times the last resource estimate of 18 million pounds. The new resource has a high grade component of 3.6 million tonnes grading 0.49 percent U3O8, or 38.9 million pounds of U3O8, and a lower grade component of 5.4 million tonnes grading 0.1 percent U3O8, or 11.5 million pounds of U3O8.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT - MAY 7, 2007

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report: James Walchuck, President and CEO Telephone - 604-683-8320 Facsimile - 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 7th day of May, 2007.

SCHEDULE "A"

PRESS RELEASE
May 7, 2007

Symbol: Canada TSX.V - TVC
Frankfurt, Berlin - TGP
2007-08

Tournigan's Resource at Kuriskova (Jahodna) Almost Triples to
50 Million Pounds U3O8

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that ACA Howe International Ltd. has calculated a new resource estimate for the Kuriskova (formerly called Jahodna) uranium deposit in Eastern Slovakia. The new inferred resource estimate, as defined by CIM standards, indicates that the Kuriskova resource has grown to more than 50 million pounds of U3O8, nearly three times the last resource estimate of 18 million pounds. The new resource has a high grade component of 3.6 million tonnes grading 0.49 percent U3O8, or 38.9 million pounds of U3O8, and a lower grade component of 5.4 million tonnes grading 0.1 percent U3O8, or 11.5 million pounds of U3O8.

"The Kuriskova deposit is beginning to take shape as one of the world s largest high-grade uranium deposits", said James Walchuck, President and CEO of Tournigan. "The deposit still shows great growth potential. We are planning a near surface in-fill drill program as well as a deep drill program this year to further improve our understanding of Kuriskova, as well as try to expand the current Kuriskova resource."

Kuriskova Uranium Deposit Inferred Resource Estimate (ACA Howe, May 2007)

Description	Tonnes	Grade	Pounds of U3O8
	(millions)	(U3O8%)
Main Zone	3.592	0.492	38,987,000
Low-Grade Zone	5.341	0.097	11,408,000
Fault614	0.049	0.125	136,000
Total	8.982	0.255	50,531,000
Cut-off Grade (0.035% U3O8)

Kuriskova has a high-grade main zone of strata-bound uranium mineralization supplemented by a lower-grade strata-bound zone of mineralization, both hosted in a sequence of andesitic volcanics. Tournigan has only explored a small area of the exploration licence it acquired at Kuriskova in June 2005. An airborne geophysics survey followed by ground geophysics and prospecting will start shortly on all of Tournigan's Slovakian uranium exploration licences.

ACA Howe produced the current resource estimate for the Kuriskova uranium which includes all drilling completed during 2006. David Pelham Consulting Geologist, and Galen White, Senior Geologist, ACA Howe prepared the current resource estimate. Both are independent Qualified Persons as defined by NI 43-101. The estimate includes results from 10 of 13 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2006, three diamond holes drilled by Tournigan in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators, as discussed in Tournigan's March 6, 2006 release.

ACA Howe utilized MicroMine software to produce a 3D wireframe and inverse distance model for the Kuriskova deposit, utilising the same cut-off grade of 0.035% U3O8 as was used to calculate the higher-grade portion of the previous resource estimate. Geochemical analyses of Tournigan drill core confirmed radiometric drill logging results.

The Kuriskova uranium deposit is part of a belt of largely strata-bound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variably steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit established to date by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below surface. The deposit has been defined approximately 650 metres along strike by 530 metres down-dip by 2.5 metres thick.

A new Preliminary Assessment at Kuriskova is expected by the end of March 2008. The current Preliminary Assessment (ACA Howe, April 2006), available under Tournigan s profile at www.sedar.com or on Tournigan's web site, was based on the previous inferred resource estimate of 1.2 million tonnes of 0.66% U3O8, or 18 million pounds of U3O8 using a 0.035% U3O8 cut-off and and is no longer valid. The 2007 drill program at Kuriskova is scheduled to begin in the next few weeks.

A NI 43-101 technical report supporting the new resource estimate will be completed by ACA Howe and will be posted under Tournigan s profile at www.sedar.com within 45 days.

Notes on Methodology

Jahodna drill core are transported to the Kremnica site where geological logging, preliminary interpretation, and sample interval selection takes place. Selected sample intervals are sawn in half and one-half of the split-core is transported to an ALS Chemex sample preparation lab in Pitea Sweden, where it is crushed, pulverized and undergoes geochemical analysis. Core intervals which appear to be high-grade, (NORM,) are transported from Sweden to ALS Chemex lab in North Vancouver, Canada for geochemical analysis. ALS Chemex's North Vancouver laboratory has ISO 9001:2000 registration. It has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

QA\QC

Quality assurance and quality control programs take place in both Slovakia and the ALS Chemex lab. The independent engineering company AMEC is currently auditing these processes.

David Pelham and Galen White of ACA Howe are the Qualified Persons for the Kuriskova resource estimate and have approved the technical information herein.

Joseph Ringwald, P.Eng, Tournigan's Vice President Technical Services and a Qualified Person as defined by National Instrument 43-101 has reviewed and approved the technical disclosure contained herein.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Investors are advised that independent technical reports on Tournigan's material properties are available at www.sedar.com. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com